UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        April         , 2002
                 ---------------------


                               DESC, S.A. DE C.V.
                 (Translation of registrant's name into English)



PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                Form 40-F [ ]





NY2:\1159624\01\_%RS01!.DOC\41150.0012

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Desc, S.A. de C.V.
                                             ------------------
                                             (Registrant)


Date: May 29, 2002                           By /s/ Arturo D'Acosta Ruiz
                                                -------------------------------
                                                (Signature)*

                                                Name: Arturo D'Acosta Ruiz
                                                Title: Chief Financial Officer








* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX



                                                                    Sequential
          Item                                                      Page Number
          ----                                                      -----------

1.        English Translation of Division Dine, S.A. de C.V.'s           4
          Consolidated Financial Statements as of December 31,
          1999, 2000 and 2001, together with auditor's report.
















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